Exhibit 99.1

Change of Share Registry

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 4 October 2024: Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, advises that as of Monday, 7 October 2024, Alterity will change its provider for shareholder registry services from Computershare Investor Services Pty Ltd to Automic Pty Ltd (“Automic”).

The new share registry contact details are as follows:

Automic

Level 5, 191 St Georges Terrace, Perth, WA 6000

Web: www.automicgroup.com.au

Email hello@automicgroup.com.au

Shareholders can easily and efficiently manage their holdings via Automic’s secure and highly accessible online investor portal. The portal provides, among other things, an online interface to update and manage shareholder details, view balances and transaction history.

Shareholder registration online

Shareholders that are not already a user of Automic’s investor portal may visit https://investor.automic.com.au and signup to register their details using the three simple steps provided in the setup process.

Shareholders with any queries in relation to their Alterity holding are advised to contact Automic at hello@automicgroup.com.au or on 1300 288 664 (within Australia) or +61 2 9698 5414 (outside Australia).

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor and Media Contacts:

Australia

Hannah Howlett

we-aualteritytherapeutics@we-worldwide.com

+61 450 648 064

U.S.

Remy Bernarda

remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.